EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Synaptics Incorporated:

We consent to the use of our report dated August 19, 2013, with respect to the consolidated balance sheets of Synaptics Incorporated and subsidiaries as of June 29, 2013 and June 30, 2012, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended June 29, 2013, and the effectiveness of internal control over financial reporting as of June 29, 2013, incorporated herein by reference, which report appears in Synaptics Incorporated’s Annual Report on Form 10-K for the fiscal year ended June 29, 2013.

/s/ KPMG LLP

Santa Clara, California

January 21, 2014